Exhibit 99.1

May 2, 2008

Thomson Reuters previously furnished to the SEC and filed with the Canadian securities regulatory authorities certain announcements that it made in April 2008 in the United Kingdom via RNS, a Regulatory Information Service. Included below are certain other RNS announcements made during April 2008. Also included are RNS announcements released by Reuters Group PLC in April 2008 prior to the closing of the acquisition.

THOMSON REUTERS PLC – RNS ANNOUNCEMENTS (APRIL 17-30, 2008)

Share Repurchase RNS Announcements

RNS Number:7255S
Thomson Reuters PLC
21 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 21, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL:  NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced that 775,000 ordinary  shares of Thomson Reuters PLC were purchased by Thomson Reuters Corporation on  April 18, 2008. The shares were purchased in accordance with the previously announced pre-defined irrevocable agreement with its broker and represented the first purchase under the proposed buyback program of up to US$500 million over the course of the year. The average price paid was 1533.237 pence per share. The highest price per share paid was 1565 pence and the lowest price per share paid was 1498 pence.

As of April 18, 2008, Thomson Reuters PLC had 194,107,278 ordinary shares outstanding. All of the shares purchased under the buyback program will be transferred to Thomson Reuters PLC for cancellation.

RNS Number:8230S

Thomson Reuters PLC

22 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 22, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced that 209,827 ordinary shares of Thomson Reuters PLC were purchased by Thomson Reuters Corporation on April 21, 2008. The average price paid was 1546.77 pence per share. The highest price per share paid was 1550 pence and the lowest price per share paid was 1536 pence.

As of April 21, 2008, Thomson Reuters PLC had 194,107,278 ordinary shares outstanding. All of the shares purchased under the buyback program will be transferred to Thomson Reuters PLC for cancellation.

RNS Number:8963S

Thomson Reuters PLC

22 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 22, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced that 480,000 ordinary shares of Thomson Reuters PLC were purchased by Thomson Reuters Corporation on April 22, 2008. The average price paid was 1529.62 pence per share. The highest price per share paid was 1532 pence and the lowest price per share paid was 1520 pence.

As of April 22, 2008, Thomson Reuters PLC had 194,107,278 ordinary shares outstanding. All of the shares purchased under the buyback program will be transferred to Thomson Reuters PLC for cancellation.

RNS Number:9931S

Thomson Reuters PLC

23 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 23, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 308,000 Thomson Reuters PLC ordinary shares on April 23, 2008. The average price paid was 1555.696 pence per share. The highest price per share paid was 1563 pence and the lowest price per share paid was 1550 pence.

As of April 23, 2008, Thomson Reuters PLC had 194,107,278 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

RNS Number:0914T

Thomson Reuters PLC

24 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 24, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 240,000 Thomson Reuters PLC ordinary shares on April 24, 2008. The average price paid was 1556.48 pence per share. The highest price per share paid was 1560 pence and the lowest price per share paid was 1552 pence.

As of April 24, 2008, Thomson Reuters PLC had 194,107,278 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

RNS Number:1828T

Thomson Reuters PLC

25 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 25, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 355,000 Thomson Reuters PLC ordinary shares on April 25, 2008. The average price paid was 1598.22 pence per share. The highest price per share paid was 1611 pence and the lowest price per share paid was 1578 pence.

As of April 25, 2008, Thomson Reuters PLC had 194,107,278 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

RNS Number:2870T

Thomson Reuters PLC

28 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 28, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world's leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 215,000 Thomson Reuters PLC ordinary shares on April 28, 2008. The average price paid was 1596.65 pence per share. The highest price per share paid was 1600 pence and the lowest price per share paid was 1588 pence.

As of April 28, 2008, Thomson Reuters PLC had 194,356,110 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

RNS Number:3883T

Thomson Reuters PLC

29 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 29, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 295,000 Thomson Reuters PLC ordinary shares on April 29, 2008. The average price paid was 1582.17 pence per share. The highest price per share paid was 1593 pence and the lowest price per share paid was 1570 pence.

As of April 29, 2008, Thomson Reuters PLC had 194,356,110 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

RNS Number:5084T

Thomson Reuters PLC

30 April 2008

Transaction in Thomson Reuters shares

NEW YORK, NY, April 30, 2008 - Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced the re-purchase of 420,000 Thomson Reuters PLC ordinary shares on April 30, 2008. The average price paid was 1571.74 pence per share. The highest price per share paid was 1586 pence and the lowest price per share paid was 1558 pence.

As of April 30, 2008, Thomson Reuters PLC had 194,356,110 ordinary shares outstanding. The re-purchased shares of Thomson Reuters PLC will be cancelled.

Large Shareholder RNS Announcements

TR-1:	NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		THOMSON REUTERS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights		☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐

An event changing the breakdown of voting rights		☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)		☐

3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, LLC ValueAct Capital Management, L.P. ValueAct Holdings GP, LLC ValueAct Holdings L.P.

4. Full name of shareholder(s) (if different from 3.):	(i) ValueAct Capital Master Fund, L.P. (ii) ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 April 2008

6. Date on which issuer notified:	18 April 2008

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
if possible using the	Number of	Number of Voting	Number of	Number of voting rights (ix)		% of voting rights
ISIN CODE	Shares	Rights (viii)	shares	Direct (x)	Indirect (xi)	Direct	Indirect
(i) Ordinary shares	Below 3%	Below 3%	7,415,224		7,415,224		3.8%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,415,224	3.8%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (6,110,254 ordinary shares, 3.2%) and ValueAct Capital Master Fund III, L.P. (1,304,970ordinary shares, 0.6%). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

TR-1:	NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		THOMSON REUTERS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights		☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐

An event changing the breakdown of voting rights		☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)		☐

3. Full name of person(s) subject to the notification obligation:		ValueAct Capital Master Fund, L.P.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):		17 April 2008

6. Date on which issuer notified:		18 April 2008

7. Threshold(s) that is/are crossed or reached:		3%

8. Notified details :

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
if possible using the	Number of	Number of Voting	Number of	Number of voting rights (ix)		% of voting rights
ISIN CODE	Shares	Rights (viii)	shares	Direct (x)	Indirect (xi)	Direct	Indirect
(i) Ordinary shares	Below 3%	Below 3%	6,110,254	6,110,254		3.2%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
6,110,254	3.2%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The ordinary shares are held by ValueAct Capital Master Fund, L.P. (6,110,254 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Thomson Reuters Group plc

2. Reason for notification (yes/no)

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to notification obligation:	Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3):	Credit Suisse Securities (Europe) Limited Credit Suisse International Credit Suisse Securities (USA) LLC

5. Date of transaction (and date on which the threshold is crossed or reached if different):	22.04.08

6. Date on which issuer notified:	21.04.08

7. Threshold(s) that is/are crossed or reached:	8%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares	Situation previous to the triggering
	transaction		Resulting situation after the triggering transaction
	Number	Number of		Number of		Percentage of
If possible use ISIN	of	voting	Number	voting rights		voting rights
code	shares	rights	of shares	Direct	Indirect	Direct	Indirect
ORD GBooB29MWZ99	n/a	n/a	16,342,885	16,342,885	n/a	8.41%
ADR US8851411012	n/a	n/a	1,800	1,800	n/a	0.0009

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)

Number of voting rights	Percentage of voting rights
16,344,685	8.42%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Limited , Credit Suisse International and Credit Suisse Securities (USA) LLC are  a division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divsions of CSG

Proxy Voting:

10. Name of proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

TR-1:     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Thomson Reuters PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:	Bear, Stearns International Trading Limited

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different:	21/11/2008

6. Date on which issuer notified:	23/11/2008

7. Threshold(s) that is/are crossed or reached:	Over 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
shares if possible using	Number	Number of Voting	Number of shares	Number of voting rights		% of voting rights
the ISIN CODE	of Shares	Rights	Direct	Direct	Indirect	Direct	Indirect
GB00B29MWZ99	Under 3%	Under 3%	6,793,079	6,793,079		3.503%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights		% of voting rights
6,793,079	`	3.503%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

TR-1:     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☐

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☒

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

Deutsche Bank AG

Abbey Life Assurance Company Ltd

Deutsche Asset Management Investment GmbH

Deutsche Asset Management (Japan) Limited

Deutsche Investment Management Americas Inc.

DWS Investment SA, Luxembourg

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	n/a

6. Date on which issuer notified:	22 April 2008

7. Threshold(s) that is/are crossed or reached:	3 to 8%

8. Notified details:

A: Voting rights attached to shares

Class/type	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
of shares if possible using	Number	Number of Voting	Number of	Number of voting rights (ix)		% of voting rights
the ISIN CODE	of Shares	Rights(viii)	shares	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002369139	n/a	n/a	16,660,879	70,898	897,013	8.54%	0.04%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
16,660,879	8.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

TR-1:     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	Thomson Reuters PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation:	Bear, Stearns International Trading Limited

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different:	28/04/2008

6. Date on which issuer notified:	29/04/2008

7. Threshold(s) that is/are crossed or reached:	Over 4%

8. Notified details:

A: Voting rights attached to shares

Class/type	Situation previous to		Resulting situation after the triggering transaction
of	the Triggering
shares	transaction
if possible		Number of	Number of	Number of voting
using the	Number of	Voting	shares	rights		% of voting rights
ISIN CODE	Shares	Rights	Direct	Direct	Indirect	Direct	Indirect
GB00B29MWZ99	6,064,286	6,064,286	8,165,619	8,165,619		4.207%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
8,165,619	4.207%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

TR-1:     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	THOMSON REUTERS PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1) SCHEME OF ARRANGEMENT	☐

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

Deutsche Bank AG

Abbey Life Assurance Company Ltd

Deutsche Asset Management Investment GmbH

Deutsche Asset Management (Japan) Limited

Deutsche Investment Management Americas Inc.

DWS Investment SA, Luxembourg

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25 April 2008

6. Date on which issuer notified:	29 April 2008

7. Threshold(s) that is/are crossed or reached:	8%

8. Notified details:

A: Voting rights attached to shares

Class/type	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
of shares if possible using	Number	Number of Voting	Number of	Number of voting rights (ix)		% of voting rights
the ISIN CODE	of Shares	Rights (viii)	shares	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002369139	16,660,879	16,660,879	15,476,477	15,476,477	70,898	7.92%	0.04%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,476,477	7.96%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Thomson Reuters PLC - Other RNS Announcements

Thomson Reuters PLC

17 April 2008

Thomson Reuters PLC

Announcement that the Scheme of Arrangement has Become Effective

The order made by the High Court on 16 April 2008 sanctioning the scheme of arrangement (the Scheme) to effect the acquisition of Reuters Group PLC has today been delivered to and registered by the Registrar of Companies. Accordingly, the Scheme has today become effective in accordance with its terms.

Reuters Group PLC shareholders are advised that as valid elections received for the Loan Note Option amounted to less than £20 million in aggregate nominal value of Loan Notes, the minimum level of elections required under the terms of the Offer, no Loan Notes will be issued. Shareholders validly electing for the Loan Note Option will therefore receive cash in accordance with the terms of the offer.

Dealings in Reuters Shares on the London Stock Exchange’s main market for listed securities and the list of the Reuters Shares on the Official List have been cancelled at Reuters request, with effect from 8.00 a.m. today. Dealings on the London Stock Exchange in Thomson Reuters PLC ordinary shares commenced at 8.00 a.m. today and dealings in Thomson Reuters ADSs will begin at 9.30 a.m. (Eastern Time).

CREST accounts were credited with Thomson Reuters PLC shares at 8.00 a.m. today. The latest date for despatch of cheques and share certificates and settlement through CREST in respect of the consideration due under the Scheme is 1 May 2008.

It is proposed that the nominal value of each ordinary share of Thomson Reuters PLC be reduced by 975 pence from £10 to 25 pence. It is currently expected that, subject to Court approval, such reduction will become effective on 22 April 2008.

Voting and Capital Rights as at 17 April 2008 in accordance with DTR 5.6.

As at 17 April 2008 Thomson Reuters PLC’s issued share capital of such class of share which is admitted to trading consisted of 194,107,278 ordinary shares of £10 each with voting rights. Thomson Reuters PLC does not hold any ordinary shares in treasury.

Therefore the total number of voting rights in Thomson Reuters PLC is 194,107,278.

The above figure of 194,107,278 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Thomson Reuters PLC under the FSA’s Disclosure and Transparency Rules.

Capitalised terms used, but not defined, in this announcement have the meaning given to them in the circular in relation to the Scheme posted to Reuters Shareholders on 29 February 2008.

About Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

17 April 2008

NOTICE TO NOTEHOLDERS FROM

REUTERS GROUP PLC

and

REUTERS FINANCE PLC

in respect of

JPY 1,000,000,000 FIXED RATE NOTES DUE 25 JUNE 2008

ISSUED BY REUTERS GROUP PLC

ISIN: XS0171205650

EUR 250,000,000 FLOATING RATE NOTES DUE 28 NOVEMBER 2008

ISSUED BY REUTERS GROUP PLC

ISIN: XS0276892303

EUR 500,000,000 4.625 PER CENT. GUARANTEED NOTES DUE 19 NOVEMBER 2010,

ISSUED BY REUTERS FINANCE PLC AND GUARANTEED BY REUTERS GROUP PLC

ISIN: XS0180277393

(the ‘Notes’)

To: Holders of the Notes processed through Euroclear Bank S.A./N.V. as operator of the Euroclear System and Clearstream Banking, societe anonyme

Cc:                               Citibank, N.A. (as Agent)
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Attention:                                         MTN Issuance Desk

Telefax:                                                       020 7508 3875

Following the acquisition on Thursday 17 April 2008 by The Thomson Corporation of Reuters Group PLC by implementing a dual listed company structure, Thomson Reuters has two parent companies - The Thomson Corporation, renamed as Thomson Reuters Corporation (an Ontario company), and Thomson Reuters PLC (a UK company).

Effective upon closing, Reuters Group PLC became a wholly-owned subsidiary of Thomson Reuters PLC. Notes previously issued or guaranteed by Reuters Group PLC will continue to be obligations of the same company. Reuters Group PLC will be renamed as Reuters Group Limited.

Cross guarantees - Thomson Reuters Corporation and Thomson Reuters PLC have each guaranteed all contractual obligations of the other company existing at the time of closing and other obligations as agreed. The cross guarantees will also cover contractual obligations of other parties to the extent they are guaranteed by one of the parent companies.

Downstream PLC guarantee - In addition, Thomson Reuters PLC has guaranteed all contractual obligations of Reuters Group PLC existing at the time of closing, including all contractual obligations of Reuters Finance PLC to the extent guaranteed by Reuters Group PLC. The result of this 'downstream' guarantee is that those obligations will be covered by Thomson Reuters Corporation's cross guarantee of Thomson Reuters PLC's obligations.

Through these cross guarantees and the downstream guarantee from Thomson Reuters PLC, Holders of the Notes are provided with credit support at both top company levels of Thomson Reuters. It is anticipated that both parent companies will have the same credit rating given they will be exposed to the credit risk of the other.

The cross guarantees and the downstream guarantee and financial information in respect of Thomson Reuters Corporation and Thomson Reuters PLC will be available for inspection at the specified office of the Agent.

For further information, please contact:

Name:                                                               Frank Golden
Senior Vice President
Thomson Reuters Investor Relations

Phone number:                +1 203 539 8470

Email                                                                    Frank.Golden@Thomson.com

Yours faithfully

REUTERS GROUP PLC

REUTERS FINANCE PLC

22 April 2008

Thomson Reuters PLC

Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 5,256,642 Ordinary shares of 25p each under the Restricted Share Plan, the Discretionary Share Option Plan and the Save As You Earn Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Elizabeth Maclean

Assistant Company Secretary

Tel no. 020 7542 6706

Thomson Reuters PLC
22 April 2008

Thomson Reuters PLC

Reduction of Capital Becomes Effective

NEW YORK, NY, April 22, 2008 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, today announced that on April 21, 2008, the High Court sanctioned the proposed reduction of capital of Thomson Reuters PLC, reducing the nominal value of each of its ordinary shares (both issued and unissued) by 975 pence from 1,000 pence to 25 pence.

It is intended that the Court order will be delivered to the Registrar of Companies for registration, and the reduction will become effective today.

Contact:

Elizabeth Maclean

Thomson Reuters

elizabeth.maclean@thomsonreuters.com

Tel. no. +44 (0) 20 7542 6706

30 April 2008

Thomson Reuters PLC (the “Company”) – Voting Rights and Capital

Update as required for April 2008

In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 30 April 2008, the Company’s capital consists of 194,356,110 ordinary shares of 25 pence each. The Company holds no shares in Treasury.

Therefore, the total number of voting rights in the Company is194,356,110 ordinary shares.

The above figure (194,356,110) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.

Contact:

Elizabeth Maclean

Assistant Company Secretary

Thomson Reuters PLC

elizabeth.maclean@thomsonreuters.com

Tel. no. 020 7542 6706

REUTERS GROUP PLC RNS ANNOUNCEMENTS  (APRIL 1-16, 2008)

Reuters Group PLC - Rule 2.10 RNS Announcements

Reuters Group PLC - Rule 2.10 Announcement

1 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 1 April 2008 it has 1,234,777,994 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC - Rule 2.10 Announcement

3 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 2 April 2008 it has 1,235,028,239 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

4 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 3 April 2008 it has 1,234,378,917 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

4 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 4 April 2008 it has 1,233,622,475 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

7 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 7 April 2008 it has 1,233,297,670 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

8 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 8 April 2008 it has 1,232,385,350 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

9 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 9 April 2008 it has 1,231,385,350 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

10 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 10 April 2008 it has 1,228,905,982 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

11 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 11 April 2008 it has 1,227,407,729 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

14 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 14 April 2008 it has 1,224,297,729 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

15 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 15 April 2008 it has 1,225,308,117 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Rule 2.10 Announcement

16 April 2008

Reuters Group PLC

Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 16 April 2008 it has 1,225,536,732 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.

Rosemary Martin

General Counsel & Company Secretary

Reuters Group PLC

Tel No: 020 7542 2218

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel.

Reuters Group PLC - Large Shareholder RNS Announcements

TR-1:	NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		REUTERS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights		☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐

An event changing the breakdown of voting rights		☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

Deutsche Bank AG

Abbey Life Assurance Company Ltd

Deutsche Bank Trust Company Americas

Deutsche Asset Management Investment GmbH

Deutsche Asset Management (Japan) Limited

Deutsche Investment Management Americas Inc.

Tilney Investment Management

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	2 April 2008

6. Date on which issuer notified:	4 April 2008

7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Indirect 8%

8. Notified details:

A: Voting rights attached to shares

Class/type	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
of shares		Number		Number of voting rights (ix)		% of voting rights
if possible using the ISIN CODE	Number of Shares	of Voting Rights (viii)	Number of shares	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002369139	97,458,027	98,355,040	98,842,668	97,993,040	849,628	7.94%	0.07%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
98,842,668	8.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

TR-1:               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

Deutsche Bank AG

Abbey Life Assurance Company Ltd

Deutsche Bank Trust Company Americas

Deutsche Asset Management Investment GmbH

Deutsche Asset Management (Japan) Limited

Deutsche Investment Management Americas Inc.

DWS Investment S.A., Luxembourg Tilney Investment Management

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 April 2008

6. Date on which issuer notified:	8 April 2008

7. Threshold(s) that is/are crossed or reached:	Direct 8%

8. Notified details:

A: Voting rights attached to shares

	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
Class/type				Number of voting
of shares		Number	Number	rights (ix)		% of voting rights
if possible using the ISIN CODE	Number of Shares	of Voting Rights (viii)	of shares	Direct (x)	Indirect (xi)	Direct	Indirect
GB0002369139	97,993,040	98,842,668	99,769,351	98,908,796	860,555	8.02	0.07

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
99,769,351	8.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Reuters Group PLC – Block Listing RNS Announcement

8 April 2008

Reuters Group PLC

Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 280,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Daragh Fagan

General Counsel, EMEA

Tel no. 020 7542 1703

9 April 2008

Reuters Group PLC

Block Listing of Shares

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 280,000 Ordinary shares of 25p each under the Discretionary Share Option Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Contact:

Daragh Fagan

General Counsel, EMEA

Tel no. 020 7542 1703

Reuters Group PLC - Directors’ Dealing RNS Announcement

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This notification relates to a transaction by a director of Reuters Group PLC, a subsidiary of Thomson Reuters PLC following the scheme of arrangement of Reuters Group PLC becoming effective on 17 April 2008.  The transaction which is the subject of this notification occurred before trading in the shares of Thomson Reuters PLC had commenced.

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1	Name of the issuer REUTERS GROUP PLC	2.

State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii)  DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii)  both (i) and (ii)

NOTIFICATION RELATES TO (i)

3.	Name of person discharging managerial responsibilities/director PENELOPE L. HUGHES (DIRECTOR)	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO PENELOPE L. HUGHES	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF REUTERS GROUP PLC

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them PENELOPE L. HUGHES	8.	State the nature of the transaction SALE OF ORDINARY SHARES IN REUTERS GROUP PLC

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 2,392 SHARES	12.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) LESS THAN 0.01 PER CENT.

13.	Price per share or value of transaction £6.0461 PER SHARE	14.	Date and place of transaction 14 APRIL 2008 - LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) NO SHARES	16.	Date issuer informed of transaction 16 APRIL 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

19.	Total amount paid (if any) for the grant of the option	20.	Description of shares or debentures involved (class and number)

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

23.	Any additional information	24.	Name of contract and telephone number for queries DARAGH FAGAN 0207 542 1703

Name and signature of duly authorised officer of issuer responsible for making notification

Date of notification